

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
Stephen From
President and Chief Executive Officer
Eyegate Pharmaceuticals, Inc.
271 Waverley Oaks Road
Suite 108
Waltham, MA 02452

> **Re:** **Eyegate Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 12, 2014**
> **File No. 333-197725**

Dear Mr. From:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Data, page 9

1. We note the pro forma common shares issued and outstanding at June 30, 2014 is 5,133,667 and your disclosure in footnote (1) that pro forma net loss and related per share amounts give effect to the conversion of your preferred stock and conversion of notes. Please explain to us how your pro forma weighted average shares outstanding, basic and diluted, were calculated for each period.

2. We note certain pro forma balance sheet amounts increased by $500,000. Please revise footnote (2) to disclose the amount of the cash received as a result of any pro forma adjustments. The comment also applies to your disclosure in the capitalization section.

Capitalization, page 47

3. The pro forma total stockholders' (deficit) equity in the capitalization table does not agree with the amount in summary financial data. Please revise to eliminate all inconsistencies.

Dilution page 50

4. The total consideration amount for new investors disclosed on page 51 appears to be net of the estimated underwriting discounts, commissions, and estimate offering expenses which is inconsistent with the lead paragraph that the calculation is based on an assumed initial offering price of $13.00 per share before deductions. Please revise or explain to us the basis for your disclosure.

Report of Independent Registered Public Accounting Firm, page F-2

5. The first paragraph of the revised independent auditor`s report does not appear to accurately and clearly describe the financial statements that were audited. We note the "consolidated statements of non-controlling interests and stockholders' deficit" was changed to "stockholders' equity" but the financial statement is labeled "consolidated statements of convertible preferred stock, non-controlling interests and stockholders' deficit". Please have your independent auditors revise the first paragraph to more clearly describe the financial statements that were audited.

6. Include an accountant's report and consent with no restrictive legend in the amendment for which effectiveness will be requested.

Consolidated Statements of Convertible Preferred Stock, Non-Controlling Interests and Stockholders' Deficit, page F-6

7. As a result of the reverse stock split disclosed on page F-14 you state that all shares and share amounts were retroactively adjusted to reflect this reverse split. We note you have retroactively adjusted the number of shares but it appears that the dollar amounts for common stock have not been adjusted. Please revise or explain to us your basis for not revising the dollar amounts.

15. Subsequent Events, page F-28

8. Once the reverse stock split is effective, please revise your disclosure to evaluate subsequent events with respect to the date of the reverse stock split described on page F-14.

Exhibit 5.1: Opinion of Burns & Levinson LLP

9. We note your counsel expresses no opinion as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Delaware and the federal laws of the United States of America. Please have your counsel amend its opinion to opine that the warrant is a binding obligation of the registrant under New York law. See Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Josef B. Volman, Esq.
        J. Fraser Collin, Esq.
        Burns & Levinson LLP
        125 Summer Street
        Boston, MA 02110